United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐       No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_ .)

Samarco files for judicial reorganization

Rio de Janeiro, April 9th, 2021 - Vale S.A. (“Vale”) announces that Samarco Mineração S.A. (“Samarco” or “Company”), its joint venture with BHP Billiton Brasil Ltda (“BHP Brasil”), today filed a petition for judicial reorganization ("JR"), in one of the Commercial Courts of Belo Horizonte, State of Minas Gerais, pursuant to Brazilian Law 11.101/05 (Judicial and Extrajudicial Reorganization and Bankruptcy Law - "LRF").

The JR filing is necessary to prevent legal actions already underway — such as the enforcement action filed in Brazil with respect to promissory notes totaling US$ 325 million, and actions filed in New York, USA, by bondholders of notes maturing in 2022, 2023 and 2024, all of which include requests to attach bank accounts — from affecting Samarco's ability to produce, ship, receive for its exportations and to fund the normal course of its activities, and also to comply with its obligations under the Transaction and Conduct Adjustment Term (TTAC), and, consequently, to generate sustainable results for all stakeholders involved.

Samarco makes the request for JR primarily with the objective of preserving its recent resumption of operations, jobs and compliance with its socioenvironmental obligations. The JR establishes an organized environment to protect Samarco's assets and to restructure the high level of indebtedness in its capital structure.

Reparation

The JR filling does not and will not impact the fulfillment of the reparation commitments made since the rupture of the Fundão dam.

The Renova Foundation is responsible for the execution of the reparation programs for socioenvironmental and socioeconomic impacts and, until February 2021, has paid compensation and emergency aid to approximately 325,000 people. Since 2015, R$ 12.2 billion has been invested in reparation and compensation initiatives for affected parties. For 2021, Renova's programs and actions are expected to amount to R$ 5.9 billion.

Judicial reorganization process

The JR process has the objective of restructuring Samarco's liabilities, with the protections granted by the LRF. Upon acceptance by the presiding judge of the JR process, all actions and executions brought by Samarco’s creditors in Brazil, with a few exceptions, are temporarily suspended for 180 days (extendable for an equal period), and Samarco has up to 60 days to present a restructuring plan for its debts and other obligations. In addition, Samarco will apply for recognition of the JR in the United States under Chapter 15 of the US Bankruptcy Code. Upon such recognition, Samarco will automatically have the benefit of suspension of all legal actions against it and its assets in the United States.

During the JR, Samarco will submit, in compliance with the legal deadlines, for consideration at a meeting of the Company’s creditors, a judicial reorganization plan that will provide a framework for reestablishing Samarco’s economic and financial balance and honoring the commitments made to Samarco’s stakeholders, in order to simultaneously allow Samarco to comply with its socioenvironmental obligations and, in the near future, resume a path of sustainable growth. The process will be concluded once the judicial reorganization plan is approved by the majority of creditors legally established by the LRF and ratified by the competent Court.

During the JR process, a judicial administrator will be appointed by the presiding judge. The judicial administrator will be responsible for assisting the presiding judge in supervising the work of Samarco's current management, which will continue to manage the Company on an exclusive basis.

Financial debt

A large amount of Samarco's financial debt with non-related parties of around US$ 4.7 billion, without any guarantee from the shareholders was incurred prior to the rupture of the Fundão dam in November 2015. Until August 2016, Samarco sought to honor its commitments and met its payment obligations to creditors. Samarco also has financial debt in relation to cash needs to support its working capital, Renova obligations, reparation works, and investments for operational resumption, which, since August 2016, have been supported by credit lines made available by its shareholders Vale and BHP Brasil, totaling US$ 4.1 billion as of March 2021.

Soon after the Fundão dam rupture, Samarco sought an amicable negotiation with its creditors for a restructuring of its debt incurred through bonds and export prepayment contracts ("PPEs"), which is now largely held by investors active in the distressed assets market after being acquired from the original creditors. On November 27th, 2018, Samarco met with certain creditors in an attempt to reach a consensual restructuring, and such meeting was followed by exchanges of proposals and counterproposals.

In early 2019, negotiations slowed down following relevant changes in dam regulations in Brazil, which forced Samarco to review its operating model, its resumption plan and, consequently, its business plan. Last year, Samarco made efforts to resume out-of-court negotiations, through making technical due diligence on the Company's complete operations plan and economic and financial data available to creditors, in addition to engaging with creditors’ financial and legal advisors. Nevertheless, a significant portion of the creditors adopted a litigious stance, bringing legal actions in the United States last year, before the restart of Samarco’s operations, and, this year, enforcement actions in Brazil. Given the refusal of creditors to temporarily suspend the legal actions during a new round of out-of-court negotiations, despite Samarco’s willingness, the Company decided to file the JR in order to preserve its operational continuity and ability to meet its commitments.

Operational resumption

After years of significant efforts and investments to ensure the safe return of its activities, Samarco’s operations restarted in December 2020 with the resumption of one of its three concentrators for iron ore beneficiation at the Germano Complex, located in Mariana, Minas Gerais, and one of the four pellet plants at the Ubu Complex, located in Anchieta, Espírito Santo, totaling a production capacity of 7-8 Mtpy of iron ore pellets.

Vale, as a shareholder of Samarco, reiterates its commitment to the reparation of damage caused by the rupture of the Fundão dam and the importance of the sustainability of Samarco's recently restarted operations.

Luciano Siani Pires

Executive Officer of Investor Relations

This current report on Form 6-K is incorporated by reference in the Confidential Offering Memorandum dated March 29, 2021 prepared in connection with the secondary offering of Vale's participating debentures, and shall be deemed part thereof from the date on which this report is furnished to the SEC.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: April 9, 2021		Head of Investor Relations